ADASTRA HOLDINGS REPORTS SECOND QUARTER RESULTS; DEMONSTRATING RECORD
QUARTERLY REVENUE OF $10.9M

Record Q2 2023 revenue of $10.9M, an increase of 205% from Q2 2022

Record Q2 2023 income from operations of $235K, compared to a loss of $394K in Q2 2022

Q2 2023 gross profit of $2.6M, compared to $1.1M in Q2 2022, an increase of 135%

LANGLEY, BC / ACCESSWIRE / August 17, 2023/ Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis processor and producer of two top Canadian concentrates brands, with a focus on product innovation and commercialization for adult-use and medical markets, is pleased to report financial results for the three and six months ended June 30, 2023.

"The initial half of this year marked a significant milestone for Adastra, as we achieved a 248% increase in revenue compared to the first six months of 2022. This impressive growth is a testament to the resilience and adaptability of our hard working team," said Michael Forbes, CEO of Adastra. "In Q2 2023, our focus was directed towards enhancing the efficiency and scope of operations at our centralized processing facility in Langley, BC. Simultaneously, our team diligently undertook initiatives to amplify the recognition of our two brands, Endgame and Phyto Extractions, across Canada. Adastra's premium product range has continued to maintain its leadership position within the market, with top-selling SKUS in Alberta and British Columbia, and now includes a top-selling SKU in Ontario. Heading into the next quarter, we remain focused to set new records, maintain our market leadership across Canada, and continue to generate revenue from our four primary verticals."

Key Q2 2023 Financial Highlights

● Revenue of $10.9M in Q2 2023, compared to $3.6M in Q2 2022, representing an increase of 205%, due to a significant increase in the throughput of the Langley facility.

● Revenue experienced a 15% increase from Q1 2023 to Q2 2023.

● Gross profit of $2.6M in Q2 2023, compared to $1.1M in Q2 2022, representing an increase of 135%. This was achieved by increasing the economies of scale of production as well as managing the costs of inputs of production.

● Operating expenses as a percentage of revenue decreased from 42% in Q2 2022 to 21% in Q2 2023.

● Cash position as at June 30, 2023 increased to $2M, an increase of $103K from March 31, 2023. The Company continues to closely monitor and manage cash.

● Inventory levels decreased to $3.3M at June 30, 2023, due to the Company clearing out Phyto Extractions inventory that was bought back during 2022 in connection with the termination of a legacy license agreement. This resulted in a one-time impairment of inventory totaling $482K.

● Operating expenses increased 57% from $1.5M during Q2 2022 to $2.3M during Q2 2023 which was the result of the Company's expansion during the period, especially from an increase in advertising and promotion. The Company raised awareness of its operational successes and incurred costs by the sales team as it expanded its reach to more provincial distributors. The Company also worked to build brand awareness of the Endgame and Phyto Extractions product lines by hosting events. These investments in the brand are expected to result in higher sales for future periods.

Key Q2 2023 Future-Looking Corporate and Business Highlights

● In-house brand, Endgame ranked 1st, 3rd, 4th, & 5th of the best-selling concentrates in Alberta, according to Headset1

● In-house brand, Endgame ranked 2nd & 3rd of the best-selling concentrates in British Columbia, according to Headset2

● In-house brand, Endgame ranked the 3rd best-selling vapor pens in Ontario, according to Headset3

● In Q2 2023, new SKUs for in-house brands were accepted for listing in: Ontario - 9; Alberta - 15; and Newfoundland - 2.

● On August 1, 2023, Health Canada issued a renewal of the Company's Controlled Drugs and Substances Dealer's License No. 6-1360 which remains valid for the period from August 1, 2023 to July 31, 2026.

"The Adastra team continues to work on growing the Company's brands by investing in promotional events which we expect to pay off in the long term," said Lachlan McLeod, Chief Financial Officer. "In addition, we continue to work on implementing a new inventory management system which is anticipated to increase company-wide efficiencies in ordering, producing and shipping inventory."

Financial Statements & Management's Discussion and Analysis

This earnings press release should be read in conjunction with Adastra's interim financial statements for the three and six months ended June 30, 2023, which can be found on Adastra's issuer profile on SEDAR+ at www.sedarplus.ca.

About Adastra Holdings Ltd.

Adastra has become one of Canada's leaders in the supply and manufacturing of ethnobotanical and cannabis products for lawful adult-use. It serves medical markets and engages in forward-looking therapeutic applications. With cannabis concentrate products sold through retailers at more than 1,600 locations across Canada, Adastra's Phyto Extractions and Endgame Extracts brands are now well established with a solid distribution presence. As a Health Canada licensed facility, it specializes in extraction, distillation and manufacturing of a range of cannabis-derived products. Adastra partners with healthcare professionals and practitioners within the regulated environment to create products suitable for the medical cannabis market, with the ultimate aim of addressing the needs of patients. For more information, visit: www.adastraholdings.ca.

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1 Source: Headset Data, August 17, 2023

2 Source: Headset Data, August 17, 2023

3 Source: Headset Data, August 17, 2023

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

(778) 715-5011

michael@adastraholdings.ca

Forward-Looking Information

This news release contains forward‐looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward‐looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward‐looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to the expectation for future growth, the anticipation of creating long‐term value for customers, partners and shareholders, the expectation that increased advertising and promotion will translate into higher sales and revenue in future periods and the intention to work on streamlining growth as the Company drives toward future profitability. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward‐looking information. Important factors that could cause actual results to differ materially from those expressed in the forward‐looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; changes in consumer brand preferences; and other factors beyond the control of the Company. These and all subsequent written and oral forward‐looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward‐looking statements.

SOURCE: Adastra Holdings Ltd.